[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                           PRESS RELEASE NO. 306/2003
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                                                               DATE:  11/21/2003

                  PEMEX SIGNS SECOND MULTIPLE SERVICE CONTRACT

         Contract Will Generate US$ 260 Million Investment and Increase

                         Domestic Natural Gas Production


Pemex announced today the signing of the second Multiple Service Contract (MSC) with an international consortium that includes Brazilian company Petroleo Brasileiro SA (Petrobras), the Japanese company Teikoku Oil Co. Ltd., and the Mexican company D&S Petroleum, a subsidiary of Grupo Diavaz.

The 15-year contract, which covers the exploitation and development of non-associated natural gas reserves in the Cuervito block of the Burgos Basin, in Northern Mexico, will generate investment of US$ 260 million, develop 100 new wells, and increase natural gas production in the Burgos Basin by 36 million cubic feet per day.

This marks the second contract signing in the MSC program after the Reynosa-Monterrey block contract was signed with Repsol-YPF, which was the largest public works contract signed in Pemex's history.

Four natural gas development contracts have already been awarded under the MSC program. Together, these first four contracts - for the Reynosa-Monterrey, Cuervito, Mision, and Fronterizo blocks - will generate an increase in domestic gas production of approximately 400 million cubic feet per day; new investments of US$ 4 billion; and savings of US$ 750 million as a result of the efficiencies and lower costs introduced by the contractors.

"The MSCs strictly adhere to the requirements of oil sector public works contracts, and were designed with distinct `phases' - development, reactivation and maximum recovery - that provide considerable operational flexibility," said Sergio Guaso, executive director of the MSC program. "Furthermore, their financial structure ensures economic solvency for Pemex no matter what the geologic or market outcome."

The Cuervito contractor's international experience and technical capabilities ensure that the works will be carried out professionally and efficiently.

With the MSCs, Pemex expects to increase its capacity to carry out the Burgos Basin Project, which will increase non-associated natural gas production, reduce imports, and help meet the increasing demand for natural gas in the country.


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